UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.
                            20549

                         FORM 12b-25

                    NOTIFICATION OF LATE FILING

[ x ] Form 10-K and Form 10-KSB  [   ] Form 11-K  [  ] Form 20-F

          [   ] Form 10Q and Form 10QSB  [  ] Form N-SAR

	[   ]    Transition Report on Form 10-K
	[   ]    Transition Report on Form 20-F
	[   ]    Transition Report on Form 11-K
	[   ]    Transition Report on Form 10-Q


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                              N/A

PART I - REGISTRANT INFORMATION

Freesoftwareclub.com, Inc.
---------------------------------
Full Name of Registrant

Sacio, Inc.
---------------------------------
Former Name if Applicable

600 Bancroft Way
--------------------------------------------------------
Address of Principal Executive Office(Street and Number)

Berkeley, California 94710
---------------------------
City, State and Zip Code

PART II - RULES 12(b)-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

[ x ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]	(b)	The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F,	11-K or Form N-SAR, or portion thereof, will be filed on
or before the fifteenth calendar day following the prescribed due date; or the subject quarterly  report of transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

[   ](c)	The accountant's statement or other exhibits required by Rule 12b-25c has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within prescribed time period.

The Registrant has just changed accountants and the changeover in obtaining the information from the previous accountants has taken longer than expected. Since the Registrant has limited staff to devote to the filing of the Form 10-KSB, it is using its best efforts to have the information filed within the next few days.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard Miles                  (510)                         649-4922
-----------------           -----------                 ------------------
    (Name)                  (Area Code)                 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).            [ x  ] Yes    [   ] No

(3)	It is anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [     ] Yes   [ x ] No



FREESOFTWARECLUB.COM, INC.


Dated:	July 10, 2001   		By: /s/ RICHARD MILES